FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          FEBRUARY 2007

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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


                                TABLE OF CONTENTS

Document 1     Audited financial statements for the year ended October 31, 2006
Document 2     Management Discussion and Analysis for the year ended October 31,
               2006

                                                                      DOCUMENT 1








                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)


                            OCTOBER 31, 2006 AND 2005

                                AUDITORS' REPORT


To the Shareholders of
AMADOR GOLD CORP.

We have audited the consolidated balance sheets of Amador Gold Corp. as at October 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for each of the years in the two-year period ended October 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit, and cash flows for the year ended October 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2005.


Vancouver, Canada                        /s/ Morgan & Company
                                         ---------------------------
February 20, 2007                        Chartered Accountants

    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated February 20, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the consolidated financial statements.


Vancouver, Canada                        /s/ Morgan & Company
                                         ---------------------------
February 20, 2007                        Chartered Accountants

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                             2006           2005
--------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash and cash equivalents ..................   $    540,099    $    189,341
    Goods and services tax recoverable .........         30,055          16,038
    Prepaid expenses ...........................          2,318             483
                                                   ------------    ------------

                                                        572,472         205,862

MINERAL PROPERTIES (note 3) ....................      2,083,357       3,526,941

EXPLORATION ADVANCES (note 4) ..................          3,385            --

EQUIPMENT ......................................            760           1,086
                                                   ------------    ------------

                                                   $  2,659,974    $  3,733,889
                                                   ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $     62,204    $     48,981
    Due to related parties (note 5) ............         46,677           4,280
                                                   ------------    ------------

                                                        108,881          53,261
                                                   ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 6) .........................     10,480,845       7,866,229

CONTRIBUTED SURPLUS (note 6) ...................        539,250         253,000

SHARE SUBSCRIPTIONS RECEIVABLE .................           --          (167,000)

DEFICIT ........................................     (8,469,002)     (4,271,601)
                                                   ------------    ------------

                                                      2,551,093       3,680,628
                                                   ------------    ------------

                                                   $  2,659,974    $  3,733,889
                                                   ============    ============

Going concern (note 1)
Commitments (note 7)

APPROVED BY THE DIRECTORS:


/S/ ALAN D. CAMPBELL       Director      /S/ LYNN W. EVOY             Director
--------------------------               ----------------------------


                           - See Accompanying Notes -

------------------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                   2006             2005            2004
------------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges ..........................   $        761    $      1,608    $        832
    Consulting fees .......................        290,461         107,551          46,519
    Amortization ..........................            326             466             274
    Interest on debt ......................           --              --            49,779
    Investor relations and promotion ......         30,103          17,370         132,154
    Legal and accounting ..................         79,028          49,033          79,570
    Management fees .......................        395,760         137,000          27,000
    Office administration and miscellaneous         12,790          11,799          15,108
    Part XII.6 tax ........................          9,056            --             3,800
    Regulatory fees .......................         36,000          28,982          34,808
    Transfer agent fees ...................         19,029           8,587          10,116
    Stock based compensation ..............        286,000          79,000         144,000
    Less: interest earned .................            (43)           (619)         (4,960)
                                              ------------    ------------    ------------

                                                 1,159,271         440,777         539,000
                                              ------------    ------------    ------------

LOSS BEFORE OTHER ITEMS AND INCOME TAXES ..     (1,159,271)       (440,777)       (539,000)

OTHER ITEMS
   (Write-off) recovery of mineral property
     expenditures .........................     (3,261,819)           --            11,788
                                              ------------    ------------    ------------

LOSS BEFORE INCOME TAX ....................     (4,421,090)       (440,777)       (527,212)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
 ISSUANCE OF FLOW THROUGH SHARES ..........        223,689         101,000            --
                                              ------------    ------------    ------------

NET LOSS FOR THE YEAR .....................     (4,197,401)       (339,777)       (527,212)

DEFICIT, BEGINNING OF YEAR ................     (4,271,601)     (3,931,824)     (3,812,612)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
 ISSUANCE OF FLOW THROUGH SHARES ..........           --              --           408,000
                                              ------------    ------------    ------------

DEFICIT, END OF YEAR ......................   $ (8,469,002)   $ (4,271,601)   $ (3,931,824)
                                              ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED ........   $      (0.08)   $      (0.01)   $      (0.04)
                                              ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .........     50,996,691      26,010,641      14,545,967
                                              ============    ============    ============


                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                               2006            2005          2004
---------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the year .............................   $(4,197,401)   $  (339,777)   $  (527,212)

    Add items not affecting cash:
       Amortization ...................................           326            466            274
       Future income tax benefit recognized on
         issuance of flow through shares ..............      (223,689)      (101,000)          --
       Write-off of mineral property expenditures .....     3,261,819           --             --
       Stock based compensation .......................       286,000         79,000        144,000

    Change in non-cash operating working capital items:
       Tax credits recoverable ........................          --           12,909        (12,909)
       Goods and services tax recoverable .............       (14,017)        (9,450)        (2,673)
       Prepaid expenses ...............................        (1,835)         5,117         (5,167)
       Accounts payable, accrued liabilities and due
         to related parties ...........................       (21,165)       (20,008)        48,395
                                                          -----------    -----------    -----------
                                                             (909,962)      (372,743)      (355,292)
                                                          -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received .....................................          --             --          187,500
   Repayment of loans .................................          --             --         (100,000)
   Due to related parties .............................          --           (6,408)         6,742
   Issuance of share capital ..........................     2,843,875      1,568,501      1,750,000
   Share issuance costs ...............................       (84,520)       (72,125)      (132,750)
                                                          -----------    -----------    -----------
                                                            2,759,355      1,489,968      1,711,492
                                                          -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ..............................          --             --           (1,826)
   Exploration advances ...............................        (3,385)          --             --
   Mineral properties acquisition .....................      (916,167)      (589,108)      (370,582)
   Deferred exploration expenditures ..................      (579,083)      (361,793)    (1,059,238)
                                                          -----------    -----------    -----------
                                                           (1,498,635)      (950,901)    (1,431,646)
                                                          -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..       350,758        166,324        (75,446)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ..........       189,341         23,017         98,463
                                                          -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ................   $   540,099    $   189,341    $    23,017
                                                          ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ....................................   $      --      $      --      $    26,250
     Income taxes paid ................................   $      --      $      --      $      --
                                                          ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 9)
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") is a public company in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2006, the Company has interests in properties in the Provinces of Ontario, New Brunswick and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During the year, the Company incurred a loss of $4,197,401 (2005 - $339,777; 2004 - $527,212) before income taxes and has an accumulated deficit of $8,469,002 (2005 - $4,271,601; 2004 - $3,931,824). The
         operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       BASIS OF CONSOLIDATION

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated on August 2, 2006.

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The consolidated financial statements have been presented in Canadian dollars, as the Company's principal operations and cash flows are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities are translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at the date of acquisition of the related asset.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to acquire a share in the Company.

                  ii) Costs directly attributable to the issue of the Company's shares are a capital transaction and are charged directly against share capital.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION

                  The Company applies Accounting Standard 3870 - "Stock Based Compensation and Other Stock Based Payments" requirement of the Canadian Institute of Chartered Accountants ("CICA").

                  Under this standard, compensation costs attributable to stock options granted to employees, directors and consultants are measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the Company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the Company recognizes the corresponding future income tax benefit in the consolidated statement of operations for the year then ended.

                  In 2004 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficit.

         j)       INCOME TAXES

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         k)       LOSS PER SHARE

                  Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations commencing in the period revisions are made.

                  As at October 31, 2006, the Company does not have asset retirement obligations.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the Company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and equipment, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

         q)       VARIABLE INTEREST ENTITIES

                  The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective November 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP, ONTARIO

                  i)       KENORA

                           During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
                           (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finders fees to a maximum of $300,000 was payable on this property of which $103,282 had been incurred to date.

                  ii)      GLASS CLAIMS

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $93,000 cash ($33,000 paid) over a 4-year period. In addition, the property is subject to a 1.25% net smelter royalty in favour of the optionor, of which the Company may purchase 0.5% of the royalty for $500,000.

                           During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

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AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         b)       RED LAKE PROPERTY GROUP, ONTARIO

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $69,000 cash ($21,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $88,000 cash ($28,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP, ONTARIO

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 issued) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($30,000 paid), 200,000 common shares
                           (100,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($10,000 paid) and 350,000 shares
                           (100,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% net smelter return of which half may be purchased for $1,000,000.

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AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         d)       DONOVAN BASIN GROUP, ONTARIO

                  i)       THOMPSON PROPERTY

                           Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued)
                           and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      KELL MINE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued)
                           and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($10,000 paid), 300,000 common shares (100,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         e)       AJAX GROUP, ONTARIO

                  i)       AJAX PROPERTY

                           Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($12,500 paid), 150,000 shares (100,000 issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% royalty is payable on the property, half of which can be purchased for $500,000.

                  iii)     STRATHY PROPERTY

                           During fiscal 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

                  iv)      BOMPAS PROPERTY

                           During fiscal 2006, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $250,000.

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AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         f)       MAGNUM PROPERTY, QUEBEC

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration is $50,000 (paid) and 300,000 common shares (issued). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 (incurred) and an additional $225,000 by October 25, 2007. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to this property.

         g)       TETAGOUCHE PROPERTY, NEW BRUNSWICK

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         h)       MENNIN LAKE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($37,000 paid), 300,000 common shares (100,000 issued) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         i)       FRIPP PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is $5,000 cash (paid), 100,000 common shares (50,000 issued) payable over 4 years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

         j)       CONNOR CREEK PROPERTY, BRITISH COLUMBIA

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         k)       HUNTER GOLD PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($10,000 paid), 250,000 common shares (75,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         l)       CHAPLEAU PROPERTY, ONTARIO

                  Acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee .

         m)       WILLET PROPERTY, ONTARIO

                  Option  agreement  to  acquire a 100%  interest  in the Willet
                  Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($5,000 paid), 200,000 common shares (50,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         n)       SAVARD & SHARPE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($10,000 paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

         o)       HORWOOD GROUP, ONTARIO

                  i)       HORWOOD GOLD PROPERTY

                           Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash ($15,000 paid) and 300,000 common shares (100,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

                  ii)      HORWOOD GOLD 2 PROPERTY

                           Agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

                  iii)     LABBE PROPERTY

                           Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($5,000 paid) and 200,000 common shares (50,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         o)       HORWOOD GROUP, ONTARIO (continued)

                  iv)      ROSS WINDSOR PROPERTY

                           Option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($5,000 paid) and 175,000 common shares (25,000 issued) over a 3 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

         p)       EAST BRECCIA PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over four years. There is a 2% net smelter return payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         q)       GOULD COPPER MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($12,000 paid), 140,000 shares (25,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $750,000.

         r)       KEITH & SEWELL GROUP, ONTARIO

                  Option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($21,000 paid), 370,000 shares over 4 years (110,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% net smelter return payable to the optionor of which two-thirds may be purchased for $1,500,000.

         s)       ANDERSON LAKE, ONTARIO

                  Option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         t)       PATENT PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($15,000 paid), 250,000 shares (50,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         u)       HOLLOWAY/FRECHEVILLE PROPERTY GROUP, ONTARIO

                  i) Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consists of $250,000 cash ($25,000 paid) and 500,000 shares over 4 years (100,000 issued). There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Holloway 2 Property, located in the Holloway Townships, Ontario. Consideration for the Property consists of $20,000 payable within 10 days of regulatory approval ($20,000 paid) and 200,000 shares payable over 12 months (100,000 issued). There is a 2% net smelter return payable to the optionor.

                           During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

         v)       MORIN, ONTARIO

                  Option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($10,000 paid) and 220,000 shares over 3 years (20,000 issued). There is a 3% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         w)       LOVELAND PROPERTY GROUP, ONTARIO

                  i) Option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($25,000 paid), 600,000 shares (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($25,000 paid), 600,000 shares payable over 5 years (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         w)       LOVELAND PROPERTY GROUP, ONTARIO (continued)

                  Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         x)       CHEWETT PROPERTY, ONTARIO

                  The Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $750,000.

         y)       BLACKSTOCK PROPERTY, ONTARIO AND OKE & FORD PROPERTY, ONTARIO

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

         z)       FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. Consideration is $58,500 payable over three years, 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. In addition, there is a royalty payable. Costs comprising annual cash payments, paying of taxes and minimum work expenditures will be split 50/50 and the Company will pay a 15% administration fee to the related company.

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. Consideration is $158,500 payable over four years, 75,000 shares of the related company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

4.       EXPLORATION ADVANCES

         The Company advanced $3,385 to a company for exploration expenditures at October 31, 2006 (2005 - $Nil). These advances were subsequently incurred for expenditures on the Tetagouche property.

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--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS

         Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The amount due to related parties is unsecured, non-interest bearing and have no specific terms of repayment.

         a) During the year, the Company recorded management fees of $395,760 (2005 - $137,000; 2004 - $27,000) to companies controlled by a director and former director of the Company.

         b) During the year, fees for consulting services in the amount of $236,040 (2005 - $110,155; 2004 - $32,164) were paid to directors and officers of the Company and to companies controlled by directors and officers of the Company. At October 31, 2006, $4,240 (2005 - $4,280) was owed to one of the related parties.

         c) During the year, the Company acquired interests in the Chapleau (50%), Forge Lake (50%), and Otter Pond (47%) mineral properties from a company with common directors. The Company incurred and deferred $282,834 (2005 - $Nil; 2004 - $Nil) for acquisition and exploration expenses and management fees of $42,504 (2005 - $Nil; 2004 - $Nil) charged by the related company on these properties. At October 31, 2006, $42,437 (2005 - $Nil) was owed to the related company.

6.       SHARE CAPITAL

         a) AUTHORIZED - Unlimited number of common shares without par value.

         b)       ISSUED

                                                     NUMBER OF        SHARE
                                                      SHARES          AMOUNT
-------------------------------------------------- ------------    ------------
Balance, October 31, 2004                            21,997,915    $  6,203,328

Issued for:
   Property acquisitions .........................    1,095,000         103,525
Issued for cash:
   Private placements ............................   16,325,000       1,732,500
Share issuance costs .............................         --           (72,124)
Income tax benefits renounced on
   flow-through shares ...........................         --          (101,000)
-------------------------------------------------- ------------    ------------
Balance, October 31, 2005 ........................   39,417,915    $  7,866,229

Issued for:
   Property acquisitions .........................    1,675,000         246,200
Issued for cash:
   Private placements ............................   19,117,833       2,585,175
   Exercise of warrants ..........................      815,000          91,700
Share issuance costs .............................        --           (84,520)
Income tax benefits renounced on
   flow-through shares ...........................         --          (223,689)
Cancellation of escrow shares                          (25,000)           (250)
-------------------------------------------------- ------------    ------------
BALANCE, OCTOBER 31, 2006 ........................   61,000,748    $ 10,480,845
-------------------------------------------------- ------------    ------------

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--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2005, the Company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  ii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The Company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes option pricing model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  iii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The Company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  iv) During fiscal 2005, the Company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  v) During fiscal 2005, the Company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common share at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable as at October 31, 2005 of $167,000 were received in February 2006.

                  vi) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

                  vii) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

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--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         d)       OPTIONS

                                                                       Weighted
                                                                       Average
                                                        Number of      Exercise
                                                         Options        Price
-----------------------------------------------------   ----------    ----------
Outstanding and exercisable at October 31, 2004 .....    1,285,000          0.33
   Options expired ..................................     (217,000)         0.18
   Options granted ..................................    1,510,000          0.10
-----------------------------------------------------   ----------    ----------
Outstanding and exercisable at October 31, 2005 .....    2,578,000          0.13
   Options granted ..................................    3,406,000          0.14
-----------------------------------------------------   ----------    ----------
OUTSTANDING  AND EXERCISABLE AT OCTOBER 31, 2006 ....    5,984,000          0.14
-----------------------------------------------------   ----------    ----------

                  As  at  October  31,  2006,   there  were  5,984,000  (2005  -
                  2,578,000) options outstanding as follows:

             Expiry date              Exercise price          Number of options
         ------------------    ----------------------------   -----------------

            October 8, 2007                           $0.10           255,000
          December 18, 2007    (re-priced from $0.23) $0.20            85,000
              March 2, 2008    (re-priced from $0.25) $0.20           248,000
              June 16, 2008    (re-priced from $0.30) $0.20            50,000
            January 5, 2009    (re-priced from $0.56) $0.20           430,000
              July 28, 2010                           $0.10         1,510,000
          November 17, 2010                           $0.10         1,331,000
           February 2, 2011                           $0.20           635,000
               July 6, 2011                           $0.15         1,440,000

         e)       WARRANTS

                  As  at  October  31,  2006,  there  were  38,358,521  (2005  -
                  25,055,688) warrants outstanding with a weighted average exercise price of $0.14 as follows:

             Expiry date              Exercise price          Number of warrants
         ------------------    ----------------------------   ------------------

           December 8, 2006               $0.14                   *1,245,000
          December 22, 2006               $0.13                   *4,730,688
             March 23, 2007               $0.10                      900,000
               June 3, 2007               $0.10                      750,000
            October 7, 2007               $0.10                   11,815,000
           January 17, 2008               $0.10                    5,450,000
               May 17, 2008               $0.20                   13,467,833

         *        Subsequently expired unexercised

         f)       ESCROW SHARES

                  At October 31, 2005, 25,000 common shares were held in escrow. During the year ended October 31, 2006, the Company cancelled these shares and returned them to treasury.

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--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of the issued and outstanding common stock. The fair value of share options were estimated using the Black-Scholes option-pricing model with the following assumptions:

        Dividend    Expected      Risk Free     Expected Average     Stock Based
         Yield     Volatility   Interest Rate         Life          Compensation
-----   --------   ----------   -------------   -----------------   ------------
2006    Nil        94% - 98%    3.7% - 4.2%          3 YEARS        $    286,000
2005    Nil        96% - 99%    3.0% - 3.2%     2.25 - 3.33 years   $     79,000

         h)       CONTRIBUTED SURPLUS

                  The  following  table  summarizes  the  Company's  Contributed
                  Surplus:

Balance, October 31, 2004 .................................           $  171,000
Stock options granted .....................................               56,000
Broker's warrants granted .................................                3,000
Stock options re-priced ...................................               23,000
                                                                      ----------
Balance, October 31, 2005 .................................              253,000
Stock options granted .....................................              286,000
Cancellation of escrow shares .............................                  250
                                                                      ----------
Balance, October 31, 2006 .................................           $  539,250
                                                                      ==========

7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

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--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         c)       At  October  31,  2006,  the  Company  is  obligated  to incur
                  approximately   $1,702,000   (2005  -  $490,000)  in  eligible
                  Canadian Exploration Expenses prior to December 31, 2007 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                        2006           2005            2004
                                    -----------     -----------     -----------
Statutory tax rate ..............       34%             35%             35%
                                    -----------     -----------     -----------
Computed tax recovery ...........   $(1,437,000)    $  (121,000)    $  (188,000)
Changes in temporary
  differences ...................       (26,000)        (21,000)        (16,000)
Unrecognized items for
  tax purposes ..................     1,215,000          29,000          68,000
Benefit of income tax
  losses not recognized..........       248,000         113,000         136,000
                                    -----------     -----------     -----------
                                    $      --       $      --       $      --
                                    ===========     ===========     ===========

         The significant components of the Company's future income tax assets are as follows:

                                          2006           2005           2004
                                      -----------    -----------    -----------
Exploration and development
  deductions ......................   $   584,000    $  (442,000)   $   (55,000)
Non-capital losses carried
  forward .........................       717,000        437,000        317,000
Other temporary differences .......        60,000         60,000         57,000
                                      -----------    -----------    -----------
                                        1,361,000         55,000        319,000
Valuation allowance ...............    (1,361,000)       (55,000)      (319,000)
                                      -----------    -----------    -----------
                                      $      --      $      --      $      --
                                      ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $2,093,000 (2005 - $1,226,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


8.       INCOME TAXES (continued)

                                2007   $  80,000
                                2008   $  49,000
                                2009   $  70,000
                                2010   $ 276,000
                                2014   $ 319,000
                                2015   $ 349,000
                                2026   $ 950,000

         The Company has resource pools of approximately $3.8 million (2005 - $2.3 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $646,500 (2005 - $283,333) in Canadian exploration expenditures incurred.

9.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                        2006       2005       2004
----------------------------------------------   --------   --------   --------
Investing activities
    Mineral property acquisition .............   $246,200   $103,525   $ 10,000
    Stock based compensation capitalized to
    deferred exploration .....................       --
                                                                --       16,000
                                                 --------   --------   --------
                                                 $246,200   $103,525   $ 26,000
                                                 ========   ========   ========

OCTOBER 31,                                          2006       2005       2004
----------------------------------------------   --------   --------   --------
Financing activities
    Share for debt settlement, principal .....   $   --     $   --     $562,500
    Share for debt settlement, interest ......       --         --       52,489
    Stock based compensation included in
    Contributed Surplus ......................    286,000
                                                              82,000    160,000
                                                 --------   --------   --------
                                                 $286,000   $ 82,000   $774,989
                                                 ========   ========   ========

10.      SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to October 31, 2006:

         a) The Company granted 112,500 options exercisable at $0.15 per share until November 3, 2011.

         b) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 units at a price of $0.12 per unit. On February 8, 2007 a second tranche of 2,350,000 units was completed at $0.12 per unit. Each unit is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


10.      SUBSEQUENT EVENTS (continued)

         c) The Company issued 225,000 common shares pursuant to mineral property option agreements.

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and US GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under US GAAP, mineral exploration and development property expenditures are expensed as operating activities in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred as investment activities during this process.

                  US GAAP also requires a separate statement for stockholders' equity whereas Canadian GAAP does not.

                  The effects on the Company's consolidated financial statements are summarized below:

                                             For the years ended October 31,
                                      -----------------------------------------
                                          2006           2005           2004
                                      -----------    -----------    -----------
Consolidated Statements of
    Operations and Deficit

Net loss for the year under:
  Canadian GAAP ....................  $(4,197,401)   $  (339,777)   $  (527,212)
Add: Write-off of mineral property
  expenditures .....................    3,261,819           --             --
Less: Mineral property exploration
  expenditures .....................   (1,818,235)    (1,060,062)    (1,455,820)
                                      -----------    -----------    -----------

Net loss under US GAAP .............  $(2,753,817)   $(1,399,839)   $(1,983,032)
                                      -----------    -----------    -----------

Loss per share - US GAAP ...........  $     (0.05)   $     (0.06)   $     (0.14)
                                      -----------    -----------    -----------

Consolidated Statements of Cash Flows

Cash flows (used in) operating
  activities - Canadian GAAP .......  $  (909,962)   $  (372,743)   $  (355,292)

Mineral exploration costs
  capitalized in the year
  and not expensed .................   (1,495,250)      (950,901)    (1,429,820)
                                      -----------    -----------    -----------
Cash flows (used in) operating
  activities - US GAAP .............  $(2,405,212)   $(1,323,644)   $(1,785,112)
                                      ===========    ===========    ===========

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                             For the years ended October 31,
                                      -----------------------------------------
                                          2006           2005           2004
                                      -----------    -----------    -----------
Consolidated Statements of Cash Flows

Cash flows (used in) investing
  activities - Canadian GAAP .......  $(1,498,635)   $  (950,901)   $(1,431,646)
Mineral exploration costs
  capitalized in the year
  and not expensed .................    1,495,250        950,901      1,429,820
                                      -----------    -----------    -----------
Cash flows (used in) investing
  activities - US GAAP .............  $    (3,385)   $      --      $    (1,826)
                                      -----------    -----------    -----------

Consolidated Balance Sheets
Assets
Mineral Properties
  Canadian GAAP ....................  $ 2,083,357    $ 3,526,941    $ 2,466,879
  Resource property expenditures
    (cumulative) ...................   (2,083,357)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $      --      $      --      $      --
                                      -----------    -----------    -----------

Stockholders' Equity
  Canadian GAAP ....................  $ 2,551,093    $ 3,680,628    $ 2,442,504
  Resource property expenditures
    (cumulative) ...................   (2,083,357)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $   467,736    $   153,687    $   (24,375)
                                      -----------    -----------    -----------

         b)       NEW ACCOUNTING PRONOUNCEMENTS

                  i) September 2006 - FASB issued Statement No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  ii) June 2006 - FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an
                           Interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

                  iii) In February 2006 - FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are a hybrid financial instrument that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.

                  iv) November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting
                           Standard) 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments". FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.

                  v) May 2005 - FASB issued Statement No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS No. 3 ". FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. FAS 154 requires retrospective application to prior periods' financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  vi) March 2005 - FASB issued Interpretation No. ("FIN") 47 - "Accounting for Conditional Asset Retirement Obligations". FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005.

                  vii) March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 - "Accounting for Stripping Costs in the Mining Industry", stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 - "Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing", ("ARB No. 43")". Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is in the exploration stage.

                  viii) December 2004 - FASB issued Statement No. 123 (revised 2004) ("FAS 123(R)"), "SHARE-BASED PAYMENT". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. FAS 123(R) replaces FASB Statement No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB (Accounting Principles Board) Opinion No. 25 "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES".

                  ix) In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  x) March 2004 - EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations" which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets. The Company is in the exploration stage and has not yet established proven or probable reserves.

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

         c)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information from August 2002 is as follows:

CONSOLIDATED BALANCE SHEET
                                                     CUMULATIVE AMOUNTS FROM
                                                            INCEPTION
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)        ----------------------------
                                                     NUMBER OF         SHARE
SHARE CAPITAL                                         SHARES           AMOUNT
                                                   ------------    ------------
   Issued for
     Loan bonus ................................        311,111    $     70,000
     Property acquisition ......................      2,820,000         359,725
   Issued for cash
     Private placements ........................     44,323,548       6,752,875
     Exercise of options/warrants ..............      3,712,000         401,750
   Shares for debt .............................      4,730,688         614,989
   Share issuance costs ........................           --          (360,594)
   Income tax benefits renounced
     on flow-through shares.....................           --          (861,454)
   Cancellation of the escrow shares ...........        (25,000)           (250)
                                                   ------------    ------------
                                                     55,872,347    $  6,977,041
                                                   ============    ============
CONTRIBUTED SURPLUS ............................                   $    539,250
                                                                   ============
 DEFICIT ACCUMULATED DURING THE
   EXPLORATION STAGE ...........................                   $ (7,035,970)
                                                                   ============

--------------------------------------------------------------------------------

AMADOR GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OCTOBER 31, 2006
--------------------------------------------------------------------------------


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                                     CUMULATIVE
                                                                    AMOUNTS FROM
CONSOLIDATED STATEMENT OF OPERATIONS                                 INCEPTION
                                                                    -----------
EXPENSES
   Bank charges ...........................................         $     3,821
   Consulting fees ........................................             473,763
   Amortization ...........................................               1,066
   Financing fees .........................................             102,500
   Interest on debt .......................................              74,527
   Investor relations and promotion .......................             257,887
   Legal and accounting ...................................             270,675
   Management fees ........................................             603,760
   Mineral properties .....................................           4,867,970
   Office and miscellaneous ...............................              44,944
   Part XII.6 tax .........................................              12,856
   Regulatory fees ........................................             115,656
   Transfer agent fees ....................................              44,543
   Stock based compensation ...............................             509,000
   Recovery of prior year expenses ........................             (13,478)
   Less: interest earned ..................................              (8,831)
   Future income tax benefit renounced
     on flow through shares ...............................            (324,689)
                                                                    -----------
NET LOSS FROM INCEPTION ...................................         $(7,035,970)
                                                                    ===========

STATEMENT OF CASH FLOWS

CASH (USED FOR) OPERATING ACTIVITIES
  Net loss from inception .................................         $(7,035,970)
  Add items not affecting cash:
    Amortization ..........................................               1,066
    Financing fee .........................................              70,000
    Future income tax benefit renounced
      on flow through shares ..............................            (324,689)
    Stock based compensation ..............................             509,000
                                                                    -----------
                                                                     (6,780,593)
Change in non-cash operating working capital items ........              15,584
                                                                    -----------
                                                                     (6,765,009)
                                                                    -----------
CASH PROVIDED BY FINANCING ACTIVITIES
  Loans received and promissory note issued ...............             541,780
  Repayment of loans ......................................            (100,000)
  Issuance of share capital ...............................           7,157,626
  Share issuance costs ....................................            (360,595)
                                                                    -----------
                                                                      7,238,811
                                                                    -----------
CASH (USED FOR) INVESTING ACTIVITIES
  Purchase of equipment ...................................              (1,826)
                                                                    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS .................         $   471,976
                                                                    ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                                           RED LAKE    SILVERSTRIKE    DONOVAN                    TETA-GOUCHE
                          KENORA GROUP      GROUP         GROUP         BASIN        MAGNUM           NEW          MENNIN
                            ONTARIO        ONTARIO       ONTARIO       ONTARIO       QUEBEC        BRUNSWICK    LAKE ONTARIO
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
ACQUISITION COSTS
 Opening balance ......   $ 1,262,157    $    42,000   $    41,182   $    24,600   $    74,000    $    12,250    $    16,000
 Staking costs ........         2,701          2,880         2,785        71,260          --             --             --
 Option payments cash .        15,000         27,000        30,000        15,000          --           10,000         25,000
 Option payments shares         5,000         10,000        10,500         9,600          --            2,250          4,000
 Finder's fees cash ...           168           --            --            --            --             --             --
 Write-off ............    (1,285,026)          --            --            --         (74,000)          --             --
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
  Closing balance .....          --           81,880        84,517       120,460          --           24,500         45,000
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------

DEFERRED EXPLORATION
 Opening balance ......     1,739,824           --            --             600        40,392         12,109          8,547
 Consulting ...........         8,894           --          12,645        13,058          --           13,214           --
 Drilling .............          --             --            --            --            --           61,530           --
 Geological ...........          --            3,566           500          --          (1,680)         7,365           --
 Line cutting .........          --           45,550        12,005        17,970          --             --            7,736
 Mapping and sampling .          --             --            --            --            --            2,345           --
 Miscellaneous ........           999           --             122            66          --          (10,500)            51
 Management fee .......          --             --             141          --            --             --             --
 Surveying ............          --            2,688        61,400          --            --           30,110          8,835
 Write-off ............    (1,749,717)          --            --            --         (38,712)          --             --
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
 Closing balance ......          --           51,804        86,813        31,694          --          116,173         25,169
                          -----------    -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, END OF YEAR ..   $      --      $   133,684   $   171,330   $   152,154   $      --      $   140,673    $    70,169
                          ===========    ===========   ===========   ===========   ===========    ===========    ===========


                                       CONNOR CREEK      HUNTER        AJAX
                             FRIPP       BRITISH          GOLD         GROUP
                            ONTARIO      COLUMBIA       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $     8,787   $      --     $     1,800   $   135,568
 Staking costs ........         7,560          --           1,880         5,985
 Option payments cash .          --            --          10,000        17,500
 Option payments shares         3,125        18,000         7,125         4,500
 Finder's fees cash ...          --            --            --            --
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
  Closing balance .....        19,472        18,000        20,805       163,553
                          -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --          12,500          --          94,150
 Consulting ...........         5,400        46,237          --           1,400
 Drilling .............          --            --            --            --
 Geological ...........          --            --            --            --
 Line cutting .........          --            --            --           4,496
 Mapping and sampling .           820          --            --           1,930
 Miscellaneous ........           932           780         1,219           570
 Management fee .......            60          --            --             212
 Surveying ............        33,305          --            --          23,217
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
 Closing balance ......        40,517        59,517         1,219       125,975
                          -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    59,989   $    77,517   $    22,024   $   289,528
                          ===========   ===========   ===========   ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------




                             GOULD          EAST                                                               ANDERSON
                             COPPER       BREACCIA       WILLET       HORWOOD    KEITH & SEWELL   PATENT         LAKE
                            ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $      --     $      --     $      --     $      --     $      --     $      --     $      --
 Staking costs ........        11,340        15,170          --             900         7,232         5,500         7,700
 Option payments cash .        12,000        12,000         5,000        31,000        21,000        15,000        12,000
 Option payments shares         2,375         7,500         6,000        27,125        19,800        13,500         8,250
 Finder's fees cash ...          --            --            --            --            --            --            --
 Write-off ............          --            --            --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Closing balance .....        25,715        34,670        11,000        59,025        48,032        34,000        27,950
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --            --            --            --            --            --
 Consulting ...........          --            --            --            --            --            --            --
 Drilling .............          --            --            --            --            --            --            --
 Geological ...........         3,150         2,000          --            --            --            --            --
 Line cutting .........          --            --            --            --          17,962          --            --
 Mapping and sampling .          --            --            --            --            --            --            --
 Miscellaneous ........           968         1,070         1,220         2,071           951           838         1,210
 Management fee .......          --             300          --            --            --            --            --
 Surveying ............          --            --            --            --           7,962          --            --
 Write-off ............          --            --            --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Closing balance ......         4,118         3,370         1,220         2,071        26,875           838         1,210
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    29,833   $    38,040   $    12,220   $    61,096   $    74,907   $    34,838   $    29,160
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                          HOLLOWAY
                           LOVELAND     FRECHEVILLE
                           PROPERTY      PROPERTY         MORIN
                             GROUP         GROUP        PROPERTY
                            ONTARIO       ONTARIO        ONTARIO
                          -----------   -----------    -----------
ACQUISITION COSTS
 Opening balance ......   $      --     $      --      $      --
 Staking costs ........          --            --            1,500
 Option payments cash .        50,000        45,000         10,000
 Option payments shares        42,000        42,000          3,500
 Finder's fees cash ...          --            --             --
 Write-off ............          --         (87,000)          --
                          -----------   -----------    -----------
  Closing balance .....        92,000          --           15,000
                          -----------   -----------    -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --             --
 Consulting ...........          --             502           --
 Drilling .............          --            --             --
 Geological ...........           550          --             --
 Line cutting .........          --           3,310           --
 Mapping and sampling .          --            --             --
 Miscellaneous ........         1,935         1,428            751
 Management fee .......            83          --             --
 Surveying ............          --          22,125           --
 Write-off ............          --         (27,365)          --
                          -----------   -----------    -----------
 Closing balance ......         2,568          --              751
                          -----------   -----------    -----------
BALANCE, END OF YEAR ..   $    94,568   $      --      $    15,751
                          ===========   ===========    ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                            SHARPE                    CHEWETT                    FORGE     OKE & FORD   OTTER POND
                            SAVARD      CHAPLEAU     PROPERTY    BLACKSTOCK      LAKE       PROPERTY     PROPERTY
                            ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO      ONTARIO       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $      475   $     --     $     --     $     --     $     --     $     --     $1,618,819
 Staking costs ........         --        159,406        4,680       15,840         --        134,300         --        458,619
 Option payments cash .       10,000        8,385       15,000         --         34,000         --         27,495      457,380
 Option payments shares         --           --           --           --           --           --           --        246,200
 Finder's fees cash ...         --           --           --           --           --           --           --            168
 Write-off ............         --           --           --           --           --           --           --     (1,446,026)
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....       10,000      168,266       19,680       15,840       34,000      134,300       27,495    1,335,160
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --           --           --      1,908,122
 Consulting ...........         --          7,228         --           --           --           --           --        108,578
 Drilling .............         --         16,857         --           --           --           --           --         78,387
 Geological ...........         --         54,169         --           --           --           --           --         69,620
 Line cutting .........         --          9,155         --           --           --           --           --        118,184
 Mapping and sampling .         --         26,058         --           --           --           --           --         31,153
 Miscellaneous ........         --           --           --           --           --           --           --          6,681
 Management fee .......         --         42,504         --           --          5,100         --          4,124       52,524
 Surveying ............         --          1,100         --           --           --           --           --        190,742
 Write-off ............         --           --           --           --           --           --           --     (1,815,794)
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......         --        157,071         --           --          5,100         --          4,124      748,197
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   10,000   $  325,337   $   19,680   $   15,840   $   39,100   $  134,300   $   31,619   $2,083,357
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------

                                                                                             TETA-
                            KENORA      RED LAKE    SILVERSTRIKE     AJAX                   GOUCHE        MENNIN
                             GROUP       GROUP         GROUP        GROUP       MAGNUM        NEW          LAKE         FRIPP
                            ONTARIO     ONTARIO       ONTARIO      ONTARIO      QUEBEC     BRUNSWICK      ONTARIO      ONTARIO
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --           --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000       12,000        5,662
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250        4,000        3,125
 Finder's fees cash ...       12,930         --           --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250       16,000        8,787
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109         --           --
 Geological ...........        3,584         --           --         93,712         --           --           --           --
 Line cutting .........       32,862         --           --           --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --          8,547         --
 Surveying ............        2,187         --           --           --           --           --           --           --
 Trenching ............         --           --           --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......    1,739,824         --            600       94,150       40,392       12,109        8,547         --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359   $   24,547   $    8,787
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========


                            CONNOR       HUNTER
                            CREEK         GOLD       CHAPLEAU
                             B.C.        ONTARIO      ONTARIO      TOTAL
                          ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --         26,145
 Option payments cash .         --          1,800          475      543,137
 Option payments shares         --           --           --        103,525
 Finder's fees cash ...         --           --           --         12,930
                          ----------   ----------   ----------   ----------
  Closing balance .....         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --      1,533,797
 Consulting ...........         --           --           --         32,861
 Drilling .............         --           --           --         15,609
 Geological ...........         --           --           --         97,296
 Line cutting .........         --           --           --         32,862
 Mapping and sampling .         --           --           --         87,478
 Miscellaneous ........         --           --           --         93,532
 Surveying ............         --           --           --          2,187
 Trenching ............       12,500         --           --         12,500
                          ----------   ----------   ----------   ----------
 Closing balance ......       12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   12,500   $    1,800   $      475   $3,526,941
                          ==========   ==========   ==========   ==========

                                                                      DOCUMENT 2




                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                      FOR THE PERIOD ENDED OCTOBER 31, 2006

INTRODUCTION

The following management discussion and analysis has been prepared as of February 20, 2007. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the twelve months ended October 31, 2006 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP, ONTARIO

A.       KPM PROPERTY

During fiscal 2003, the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003
(paid),  $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
(paid),  and 2005 (paid),  $500,000 on each of August 27, 2006,  2007, 2008, and
2009.

B.       GLASS TOWNSHIP PROPERTY

During fiscal 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. Consideration is, over a 4-year period, to pay $93,000 (as at October 31, 2006, $33,000 has been paid) and issue 100,000 shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase .5% of the NSR for $500,000.

During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

RED LAKE PROPERTY GROUP, ONTARIO

A.       TODD TOWNSHIP PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (as at October 31, 2006, $21,000 has been paid) and issue 100,000 common shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochem prior to trenching or drilling.

B.       MASKOOTCH LAKE PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 (as at October 31, 2006, $28,000 has been paid) and issue 100,000 shares of the Company (as at October 31, 2006, 75,000 shares have been issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid will be extended over the lake in the winter. Prospecting and geochem sampling are planned in the spring prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at October 31, 2006, $20,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur an aggregate of $80,000 in exploration expenses (as at October 31, 2006, $28,529 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by tenching or drilling.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 (as at October 31, 2006, $30,000 has been paid), issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares has been issued) and incur an aggregate of $200,000 in exploration expenses (as at October 31, 2006, $56,438 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An intial grid with Induced Polarization (IP) survey has been completed. The grid and geophysics will be expanded to cover the Cotley zone prior to drilling to test for silver and/or copper mineralization.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $10,000 has been paid), issue 350,000 common shares (as at October 31, 2006, 100,000 shares have been issued) and incur an aggregate of $120,000 in exploration expenses (as at October 31, 2006, $3,893 has been expended). There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capitol Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

DONOVAN BASIN GROUP, ONTARIO

During the Spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 (as at October 31, 2006, $10,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $12,168 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Thompson Property is easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario (the "Kell Property"). Consideration is, over a 4-year period, to pay $30,000 (as at October 31, 2006, $10,000 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $10,455 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Magnetometer and VLF-EM surveys have been completed over the property. A VLF-EM anomaly occurs adjacent to the known mineralized zones. A second larger anomaly is over 500 metres north and parallel to the first anomaly. Both anomalies occur in overburden or swamp. The Company plans to complete an MMI soil survey over anomalous zones prior to drilling for slver, cobalt and nickel.

C.       HUDSON BAY SILVER MINE PROPERTY

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $10,000 has been paid), issue 300,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) and incur $60,000 in exploration expenses (as at October 31, 2006, $16,871 has been expended). The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

AJAX GROUP, ONTARIO

A.       AJAX PROPERTY

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited and Kirnova Corp. whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company (issued). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
        Zone               Tonnage         Cu        Ni     Precious Metal Content              Remarks
                                           %         %
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
Shaft                  369,000          0.89      0.53      Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                                            Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                                            Au - 0.01 opt           1623)
                                                            Ag - 0.13 opt
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A"                    735,000          0.45      0.26      0.75 opt combined       (drilled on 50-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A" South Extension    3,764,000        0.32      0.19      0.75 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000          0.29      0.16      0.66 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has identified the known mineralized zone associated with the Ajax mine and new potential mineralized targets at depth that have not been tested. The Company has also established a grid over part of the property and completed an Induced Polarisation (IP) geophysical survey to identify disseminated nickel and PGM mineralization that would not be seen by the VTEM survey. Results of this work are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (as at October 31, 2006, $12,500 has been paid), issue 150,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) over two years and incur $110,000 in exploration expenditures (as at October 31, 2006, $18,661 has been expended) over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic


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                                       8


intrusive. Amador acquired the property which has the Ajax Mine situated on it (see Ajax Property). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochem prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% NSR is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

D.       BOMPAS-STRATHY PROPERTIES, ONTARIO

On December 9, 2005, the Company acquired an option from Pat Gryba to earn a 100% interest in 2 mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for Molly mineralization.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Consideration is to pay $50,000 (paid) and issue 300,000 common shares of the Company (issued). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (spent) and an additional $225,000 by October 25, 2007. A 2% NSR is payable on the property, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on May 10, 2005. During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to this property.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is over a 3-year period, to pay $40,000 (as at October 31, 2006, $20,000 has been paid) and issue 150,000 common shares of the Company (as at October 31, 2006, 60,000 shares have been issued). The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74 g/t Au over 3.1 metres. DDH-TS-05-04 intersected 174.9 g/t Ag, 0.66 g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416 g/t Ag, 1.16 g/t Au over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2 g/t Ag,
0.42 g/t Au over 5.88 metres, including 1.52 meters of 1062 g/t Ag and 0.76 g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Seven diamond drill holes were completed during 2006. Drill results indicate the presence of an argentiferous, brecciated, silicified zone over 200 metres in length and containing significant concentrations of precious metals over narrow to significant widths. The 2006 drill results were significantly lower than those of 2005 although the zone looks visually similar. Samples from the current drilling as well as from the 2005 drilling will be re-analyzed and submitted for polished thin section examination in order to determine whether or not there is a significant difference in mineralogy with increased depth. This work will be used to assess potential for an increase in silver grade along strike or at depth.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick and George Lucuik to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $37,000 has been paid), issue 300,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $25,169 has been expended). The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Soil geochemical samples have been taken and sent for analyses, results are pending. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option from Filo Exploration Services Limited and David V. Jones to purchase a 100% interest in the Fripp Property, Ontario. Consideration is, over a 4-year period, to pay $5,000 (paid), issue 100,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur $20,000 in exploration expenditures by December 31, 2005 (incurred). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. A VTEM airborne survey has been flown over the property to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling in 2007.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (as at October 31, 2006, 200,000 shares have been issued) and incur an aggregate of $1,000,000 in exploration expenditures (as at October 31, 2006, $59,517 has been expended). If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

A soil sampling survey was conducted late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

During the 2006 season geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown and 3.0 square kilometers of soil grid was established to follow up on anomalies identified in 2005. A total of 685 soil samples were taken from the extended grid.

Results of the 2006 season are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc.

A summary of the 5 distinct soil anomalies are:

         1. The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

         2. The original powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

         3. A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are . 162 ppm and arsenic varies from 14 to > 80 ppm.

         4. Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie.

         5. Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The airborne survey also revealed the min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group indicating possible extensions to the historic occurrence.

An extensive program of trenching and drilling along with soil sampling to close off open anomalies and geologic mapping are all planned for 2007.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director of the Company.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 (as at October 31, 2006, $10,000 has been paid), issue 250,000 common shares of the Company (as at October 31, 2006, 75,000 shares have been issue) and incur an aggregate of $75,000 in exploration expenditures (as at October 31, 2006, $1,219 has been expended). There is a 2% NSR payable of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.


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                                       13


WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 (as at October 31, 2006, $5,000 has been paid), issue 200,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at October 31, 2006, $1,220 has been expended). There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2007.

SAVARD AND SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 (as at October 31, 2006, $10,000 has been paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000. The
Company may at any time prior to the first anniversary date of signing the agreement pay $50,000 to Pat Gryba in which case the Option shall be deemed to have been exercised and the Company will have acquired an undivided 100% interest in the Property.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Field work to assess the kimberlite portenial of the magnetic anomalies on the property is planned for 2007.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton ("HPP"), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

A.       HORWOOD GOLD PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (as at October 31, 2006, $15,000 has been paid) and issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (as at October 31, 2006, $5,000 has been paid)) and issue 200,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross and Garry Frederick Windsor to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 (as at October 31, 2006, $5,000 has been paid), issue 175,000 common shares of the Company (as at October 31, 2006, 25,000 shares have been issued) and incur an aggregate of $20,000 in exploration expenditures (as at October 31, 2006, $636 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $12,000 has been paid), issue 300,000 common shares (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $3,370 has been expended). There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at October 31, 2006, $12,000 has been paid), issue 140,000 common shares of the Company (as at October 31, 2006, 25,000 shares have been issued) and incur an aggregate of $100,000 in exploration expenditures (as at October 31, 2006, $4,118 has been expended). There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data is underway. This information will be used to identify extensions of existing copper zones and new potential zones for testing by drilling or trenching.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 (as at October 31, 2006, $15,000 has been paid), issue 250,000 common shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $130,000 in exploration expenditures (as at October 31, 2006, $838 has been expended). There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area in 2007.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.

Consideration for the Holloway 1 property, over a 4 1/2 period, is to pay $250,000 (as at October 31, 2006, $25,000 has been paid) and issue, over a 4-year period, 500,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued).

On December 21, 2006, this agreement was terminated.

Consideration for the Holloway 2 property, over a 1-year period, is to pay $20,000 (paid) and issue 200,000 common shares of the Company (as at October 31, 2006, 100,000 shares were issued). On December 21, 2006, this agreement was terminated.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario and on May18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 (as at October 31, 2006, $25,000 has been paid on each property), issue 600,000 common shares of the Company (as at October 31, 2006, 100,000 shares have been issued for each property) and incur an aggregate of $150,000 in exploration expenditures (as at October 31, 2006, $2,568 has been expended on the Loveland 1 property). There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario and on April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario

The Keith-Sewell consists of two properties. Consideration is, for both properties, over a 2-year period, to pay $90,000 (as at October 31, $21,000 has been paid) and issue 420,000 common shares of the Company (as at October 31, 2006, 110,000 shares have been issued). There is a 3% net smelter return on the Keith-Sewell property of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 (as at October 31, 2006, $10,000 has been paid) and issue 220,000 common shares of the Company at a deemed price of $0.175 per share (as at October 31, 2006, 20,000 shares have been issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling in 2007. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at October 31, 2006, $12,000 has been paid) issue 300,000 shares of the Company (as at October 31, 2006, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at October 31, 2006, $1,210 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement. The agreement was accepted for filing by the Exchange on June 29, 2006.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

CHEWETT PROPERTIES, ONTARIO

On June 28, 2006, the Company entered into an agreement (the "Agreement") with Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) (the "Vendors") to acquire an option to earn a 100% interest in 6 mineral claims (comprising a total of 52 units) (the "Option") situated in the Chewett Township, Ontario. Consideration is $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysics and geochem sampling will outline circular airborne magnetic anomalies for kimberlite potential prior to being considered for testing by drilling.

BLACKSTOCK PROPERTY, ONTARIO AND OKE & FORD PROPERTY, ONTARIO

The Blackstock Property and the Oke & Ford Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years, 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - $158,500 payable over four years, 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these costs.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                            2006           2005           2004
Revenues ............................   $      --      $      --      $      --
Loss  before other items ............    (1,159,271)      (440,777)      (539,000)
Loss for the year (consolidated) ....    (4,197,401)      (339,777)      (527,212)
Net loss per share, basic and diluted         (0.08)         (0.01)         (0.04)
Total assets ........................     2,659,974      3,733,889      2,516,545
Long term financial liabilities .....          --             --             --
Deficit, end of year ................    (8,469,002)    (4,271,601)    (3,931,824)

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419 before taxes) in the twelve-months ended October 31, 2003. Management fees of $27,000 (2003 - $44,000) was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 - $15,866) for regulatory fees and $10,116 (2003 -
$6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2005 VS. FISCAL 2004

The Company had no revenue and realized a loss for the year of $(339,777) for the twelve-month period ended October 31, 2005 compared to $(527,212) in the twelve-months ended October 31, 2004. The 2004 loss includes a recovery of mineral property expenditures of $11,788. Management fees of $137,000 (2004 - $27,000) was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $49,033 (2004 - $79,570) for legal and accounting, $28,982 (2004 - $34,808) for regulatory fees and $8,587 (2004 -
$10,116) for transfer agent fees. Other categories of interest are: (a) investor relations of $17,370 (2004 - $132,154) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $Nil (2004 - $49,779) which is related to interest on the promissory note and convertible debenture. During the first quarter of fiscal 2004, interest in the amount of $46,029, and principal on the promissory note were settled for 3,046,374 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. In addition, during the first quarter of fiscal 2004, the remaining interest of $3,892 and principal on the convertible debenture was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

FISCAL YEAR ENDED OCTOBER 31, 2006 VS. FISCAL 2005

The Company had no revenue and realized a loss (consolidated) for the year of $(4,197,401) for the twelve-month period ended October 31, 2006 compared to $(339,777) in the twelve-months ended October 31, 2005. The main expenses were for management fees of $395,760 (2005 - $137,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,028 (2005 - $49,033) for legal and basic accounting, $36,000 (2005 -
$28,982) for regulatory fees, $19,029 (2005 - $8,587) for transfer agent fees and $30,103 (2005 - $17,370) for investor relations. Mineral properties abandoned and wriiten off in the year amounted to $3,261,819.

B.       SUMMARY OF QUARTERLY RESULTS

-------------------- ----------------- ------------------ ------------------- ------------------
FISCAL 2006          FIRST QUARTER     SECOND QUARTER     THIRD QUARTER       FOURTH QUARTER
-------------------- ----------------- ------------------ ------------------- ------------------
Revenues             Nil               Nil                Nil                 Nil
-------------------- ----------------- ------------------ ------------------- ------------------
Net Loss             ($241,258)        ($122,071)         ($3,328,038)        ($506,034)
-------------------- ----------------- ------------------ ------------------- ------------------
Net Loss Per Share   ($0.01)           ($0.01)            ($0.05)             ($0.01)
-------------------- ----------------- ------------------ ------------------- ------------------

-------------------- ----------------- ------------------ ------------------- ------------------
FISCAL 2005          FIRST QUARTER     SECOND QUARTER     THIRD QUARTER       FOURTH QUARTER
-------------------- ----------------- ------------------ ------------------- ------------------
Revenues             Nil               Nil                Nil                 Nil
-------------------- ----------------- ------------------ ------------------- ------------------
Net Income (Loss)    $54,334           ($64,788)          ($127,645)          ($201,678)
-------------------- ----------------- ------------------ ------------------- ------------------
Net Loss Per Share   $0.00             ($0.00)            ($0.01)             ($0.01)
-------------------- ----------------- ------------------ ------------------- ------------------

-------------------- ----------------- ------------------ ------------------- ------------------
FISCAL 2004          FIRST QUARTER     SECOND QUARTER     THIRD QUARTER       FOURTH QUARTER
-------------------- ----------------- ------------------ ------------------- ------------------
Revenues             Nil               Nil                Nil                 Nil
-------------------- ----------------- ------------------ ------------------- ------------------
Net Loss             ($300,478)        ($98,603)          ($585,719)          ($42,412)
-------------------- ----------------- ------------------ ------------------- ------------------
Net Loss Per Share   ($0.02)           ($0.01)            ($0.01)             ($0.00)
-------------------- ----------------- ------------------ ------------------- ------------------

C.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2006

At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $1,195,167 and $655,669 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

In fiscal 2006, the Company closed the following private placements:

         o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

         o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,501 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. These warrants were not exercised.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at October 31, 2006, there were 61,000,748 common shares issued and outstanding.

As at October 31, 2006, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
  NUMBER OF OPTIONS             EXERCISE PRICE                EXPIRY DATE
--------------------------------------------------------------------------------
            255,000     $0.10                               October 8, 2007
             85,000     $0.20 (re-priced from $0.23)        December 18, 2007
            248,000     $0.20 (re-priced from $0.25)          March 2, 2008
             50,000     $0.20 (re-priced from $0.30)         June 16, 2008
            430,000     $0.20 (re-priced from $0.56))       January 5, 2009
          1,510,000     $0.10                                July 28, 2010
          1,331,000     $0.10                              November 17, 2010
            635,000     $0.20                               February 2, 2011
          1,440,000     $0.15                                 July 6, 2011
--------------------------------------------------------------------------------
          5,984,000
--------------------------------------------------------------------------------

                                    WARRANTS:

--------------------------------------------------------------------------------
  NUMBER OF WARRANTS           EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
           1,245,000               $0.14                    December 8, 2006
--------------------------------------------------------------------------------
           4,730,688               $0.13                   December 23, 2006
--------------------------------------------------------------------------------
             900,000               $0.10                     March 23, 2007
--------------------------------------------------------------------------------
             750,000               $0.10                      June 3, 2007
--------------------------------------------------------------------------------
          11,815,000               $0.10                    October 7, 2007
--------------------------------------------------------------------------------
           5,450,000               $0.10                    January 17, 2008
--------------------------------------------------------------------------------
          13,467,833               $0.20                      May 17, 2008
--------------------------------------------------------------------------------
          38,358,521
--------------------------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (a "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. None of the Warrants were exercised as at October 31, 2006 or on December 23, 2006.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2006 International Convention in March 2006 and various gold shows in Canada and the United States during 2005 and 2006. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2006, the Company recorded management fees of $395,760 (2005 - $137,000) to companies controlled by a director and former director of the Company.

During the year, fees for consulting services in the amount of $236,040 (2005 - $110,155; 2004 - $32,164) were paid to directors and officers of the Company and to companies controlled by directors and officers of the Company. At October 31, 2006, $4,240 (2005 - $4,280) was owed to one of the related parties.

During the year, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $282,834 (2005 - $Nil; 2004 - $Nil) for acquisition and exploration expenses and management fees of $42,504 (2005 - $Nil; 2004 - $Nil) charged by the related company on these properties. At October 31, 2006, $42,437 (2005 - $Nil) was owed to the related company.

SUBSEQUENT EVENTS

         o On November 3, 2005, 112,500 options were granted, exercisable at $0.15 per share, expiring on November 3, 2011.

         o On December 7, 2006 (as amended on December 15, 2006), the Company announced a private placement consisting of $1,860,000 through the sale of approximately 15,500,000 units, both flow-through and non flow-through units at $0.12 per unit. Each of the units consists of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share. The first tranche of the private placement, consisting of 13,965,000 flow-through units, closed on December 27, 2006. The second tranche of the private placement, consisting of 2,350,000 units (of which 1,565,000 are flow-through units), closed on February 8, 2007.

         o On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly
                  Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 2 years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement is subject to acceptance by the TSX Venture Exchange.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                            (AS AT FEBRUARY 20, 2007)

TRANSFER AGENT                     SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company    SHARES ISSUED:
510 Burrard Street, 3rd Floor      77,540,748
Vancouver, BC, V6C 3B9             OUTSTANDING WARRANTS:
Phone:        604-689-9853            900,000 @ $0.10 (Expiry: March 23/07)
Fax:          604-689-8144            750,000 @ $0.10 (Expiry: June 3/07)
                                   11,815,000 @ $0.10 (Expiry: October 7, 2007)
                                    5,450,000 @ $0.10 (Expiry: January 17/08)
                                   13,467,833 @ $0.20 (Expiry: May 18/08)
                                   13,965,000 @ $0.15 (Expiry: December 21/08)
                                    2,350,000 @ $0.15 (Expiry: February 5, 2009)
                                   ----------
                                   48,697,833
                                   OUTSTANDING OPTIONS:
                                      255,000 @ $0.10 (Expiry: October 8/07)
                                       85,000 @ $0.20 (Expiry: December 18/07)
                                      248,000 @ $0.20 (Expiry: March 2/08)
                                       50,000 @ $0.20 (Expiry: June 16/08)
                                      430,000 @ $0.20 (Expiry: January 5/09)
                                    1,510,000 @ $0.10 (Expiry:  July 28/10)
                                    1,331,000 @ $0.10 (Expiry:  November 17/10)
                                      635,000 @ $0.10 (Expiry:  February 1/11)
                                    1,440,000 @ $0.15 (Expiry:  July 6/11)
                                   ----------
                                    5,984,000
                                   FULLY DILUTED SHARES:
                                   129,872,581

AUDITORS
--------------------------------------------------------------------------------
Morgan & Company
Chartered Accountants
1488-700 W. Georgia St.
Vancouver, BC, V7Y 1A1
Phone:        604-687-5841
Fax:          604-687-0075

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)    Phone:  604-685-2222
Alan D. Campbell (CFO & Director)                Fax:    604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)      Website: www.amadorgoldcorp.com
James M. McDonald, P. Geo. (V.P., Exploration    E-mail: info@amadorgoldcorp.com
   & Director)
Joseph Montgomery, Ph.D., P.Eng.(Director)

HEAD OFFICE
--------------------------------------------------------------------------------
711-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Phone: 604-685-2222  Fax: 604-685-3764

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    February 28, 2007        BY:  /S/ BEVERLY J. BULLOCK
                                  ------------------------------------
                                           Beverly J. Bullock,
                                           Corporate Secretary